Exhibit 99.1

ASX RELEASE | January 30, 2019 | ASX:PLL; NASDAQ:PLL

DECEMBER 2018 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its December 2018 quarterly report.

Highlights during and subsequent to the quarter were:

•
Commenced a new 25,000-meter Phase 4 drill program at the Piedmont Lithium Project (“Project”), with 19,000 meters allocated for infill and exploration drilling on the Core property and 6,000 meters allocated for exploration drilling on the Central and Sunnyside properties;

•
Increased land position of the Project by 15% to 1,383 acres, including 93 acres which are contiguous to the Core property increasing it by 18% to a total of 622 acres. Drill targets from the new properties have been incorporated into the current drilling program;

•
Submitted key permit applications for the Project, including a Section 404 Standard Individual Permit application to the US Army Corps of Engineers (USACE) and a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources (NCDWR);

•
Completed initial exploratory drilling on the Company’s new Sunnyside and Central properties in the Carolina Tin-Spodumene Belt (“TSB”), which returned encouraging results, including the Project’s widest intercept to-date; and

•
Completed the first tranche of a private placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million. Proceeds will be used for drilling to expand and upgrade the resource base at the Project, as well as for permit applications, metallurgical testwork, additional engineering studies, and ongoing land consolidation.

Next steps:

•	Piedmont will complete the Phase 4 drill program and seek to extend Project life through an increase in the Project’s Mineral Resource;

•	Further metallurgical studies, including evaluating the potential for a Dense Medium Separation (“DMS”) before the flotation circuit, to further enhance operating costs in the concentrator;

•	Complete permit applications and secure the necessary permits and approvals to commence mining and processing operations at the Project; and

•	Continue expansion of the Company’s land position in the Carolina Tin-Spodumene Belt (“TSB”) with a focus on areas of high mineral prospectivity.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Project Overview

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Figure 1: Piedmont Lithium Project located within the TSB

In September 2018 the Company published a Scoping Study for an integrated lithium hydroxide business based on a maiden Mineral Resource estimate of 16.2 million tonnes (“Mt”) grading at 1.12% Li2O which featured a 13-year project life, NPV8 of US$888 million, a US$3,112 per tonne lithium hydroxide operating cost, and a US$193 per tonne spodumene concentrate operating cost.

Phase 4 Drilling Program

Subsequent to the end of the quarter, the Company commenced a 25,000-meter Phase 4 drill program at the Piedmont Lithium Project (“Project”).

Two drill rigs were mobilized to the Core property and one rig is in place at the Central property.  The Core program will consist of approximately 110 holes totaling 19,000 meters and is designed to drill the Exploration Target areas reported June 14, 2018, perform initial drilling on newly acquired properties contiguous to the Core property, and upgrade portions of the current Mineral Resource Estimate from Inferred to Indicated classification.  The remaining 6,000 meters is allocated to follow-up drilling on the Central property, the Sunnyside Property, and new or other properties not yet drilled, with the potential to define a Mineral Resource Estimate on one or more of these additional properties.

Figure 2:  Core and Central Properties with Resource, Exploration Targets, and mineralized trends

Expanded Land Position

During the quarter, the Company increased its exploration land position to 1,383 acres.  The land acquisitions include properties within the Carolina Tin Spodumene Belt (122 acres), and preferred locations for the concentrator and mine infrastructure (49 acres).  Importantly, these acquisitions include 93 acres which are contiguous to the Core Property land package increasing it to a total of 622 acres.  The Company also controls a 60-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant.

These important additions were achieved via a combination of option agreements and deferred purchase contracts, making effective use of Company funds to maximize exploration opportunities.

The most significant tracts, with regards to the current resource, are in the south-east and western portions of the Core Property.  In the south east, a newly acquired 55-acre tract adds over 600 meters of highly prospective strike length along the F Corridor and a newly acquired 20 acres in the west adds over 400 meters of highly prospective strike length along the B Corridor.

Figure 3: Piedmont Lithium Land Position at December 31, 2018

Submission of Permit Applications

During the quarter, the Company submitted a Section 404 Standard Individual Permit application to the US Army Corps of Engineers (“USACE”) for the Project.  The USACE is the lead agency that will review the Company’s permit applications at the federal level.

The Company also concurrently submitted an application for a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources (“NCDWR”).  The Section 404 and 401 permits are typical requirements for the type of operation proposed by Piedmont Lithium.  HDR Engineering’s Charlotte Office acted as lead consultant in the preparation of both applications.

These important applications were completed and submitted in accordance with the Company’s previously announced estimated permitting timeline (refer to updated Scoping Study announced September 13, 2018), allowing Piedmont to maintain its overall project development schedule.

Previously Announced Permitting Timeline for Piedmont Lithium's Mine / Concentrator
	2018												2019
Task	J	F	M	A	M	J	J	A	S	O	N	D	J	F	M	A	M	J	J	A	S	O	N	D
Critical Issues Analysis
Stream and Wetland Delineation
Threatened and Endangered Species Survey
Baseline Surface Water Sampling
Groundwater Sampling and Analysis
404/401 Permit Application Preparation
404/401 Permit Review and Approval Process
Mining Permit Application Preparation
Mining Permit Review and Approval

Exploratory Drilling at Central and Sunnyside Properties

During the quarter, the Company received assay results from its initial exploratory drilling on its Sunnyside and Central properties.

This maiden drill program comprised 10 holes, 7 from Sunnyside and 3 from Central, totaling 1,411 meters. Both properties yielded significant intercepts of high-grade lithium mineralization, including:

•	34.0m @ 1.04% Li2O of continuous mineralization across one pegmatite in Hole 18-CT-002; and

•	20.9m @ 1.42% Li2O of continuous mineralization across one pegmatite in Hole 18-SS-00.

Piedmont was encouraged by the initial drill results from Central and Sunnyside properties and has designed follow-up drilling as part of the Phase 4 drilling program.  In addition, over 650 soil samples have been collected and over 33-line kilometers of walking magnetometer geophysical surveys have been undertaken on the properties.

Capital Raising

During the quarter, the Company completed the first tranche of a placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million (“Placement”).

Proceeds from the Placement will be used for exploration and infill drilling to expand and upgrade the resource base at the Company’s 100% owned Piedmont Lithium Project (“Project”) located in the world-class Carolina Tin-Spodumene Belt (“TSB”) in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, and ongoing land consolidation.

The first tranche of the Placement comprised 107.6 million shares to institutional and sophisticated investors to raise gross proceeds of A$11.8 million. The second tranche of the Placement, comprising 3.4 million shares to Directors to raise gross proceeds of A$0.4 million, will be issued subject to shareholder approval at a General meeting to be held on January 31, 2019.

Exploration Interests

As at December 31, 2018, the Company owns or has entered into exclusive option agreements or land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,383 acres of surface property and the associated mineral rights from the private landowners.  During the quarter, the Company entered into exclusive option agreements and/or land acquisition agreements with local landowners for an additional approximately 151 acres of surface property and the associated mineral rights from the private landowners.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on the Company’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. The Company makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statements

The information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	December 31, 2018

Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) exploration & evaluation	(793)	(2,609)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(501)	(1,204)
	(e) administration and corporate costs	(212)	(507)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	12	44
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
1.8	Other (provide details if material):
	(a) business development & investor relations	(266)	(631)
1.9	Net cash from / (used in) operating activities	(1,760)	(4,907)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	-	-
	(b) tenements (see item 10)	(419)	(747)
	(c) investments	-	-
	(d) other non-current assets	-	-
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	-	-
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(419)	(747)

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Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	8,505	8,505
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(429)	(433)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	8,076	8,072

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	3,725	7,238
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,760)	(4,907)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(419)	(747)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	8,076	8,072
4.5	Effect of movement in exchange rates on cash held	(39)	(73)
4.6	Cash and cash equivalents at end of period	9,583	9,583

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Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	2,524	1,708
5.2	Call deposits	7,059	2,017
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	9,583	3,725

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(123)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payments include directors’ fees, superannuation, executive remuneration, company secretarial services and provision of a fully serviced office.

7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2
Not applicable.

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Not applicable.

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Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	(2,900)
9.2	Development	-
9.3	Production	-
9.4	Staff costs	(800)
9.5	Administration and corporate costs	(300)
9.6	Other (provide details if material)	-
9.7	Total estimated cash outflows	(4,000)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Piedmont Lithium Project located in North Carolina, USA	Freehold land and/or options to purchase or lease surface property and associated mineral rights from private landowners	100% (1,232 acres)	100% (1,383 acres)

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Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:	...........................................................	Date: January 30, 2019
(~~Director/~~Company secretary)

Print name:	Gregory Swan

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

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